[Letterhead of C. R. Bard, Inc.]

April 17, 2007

Mr. Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Dear Mr. Todd:

Re:	C. R. Bard, Inc.
Form 10-K as of December 31, 2006
Form 8-K dated January 25, 2007
File No. 1-6926

C. R. Bard, Inc. (the “Company”), respectfully submits this letter in response to your letter of April 3, 2007 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Current Report on Form 8-K dated January 25, 2007 (the “8-K”).

For your convenience, we have reproduced each of the Staff’s comments in this letter, using italicized text, and have indicated the Company’s response to them below.

FORM 8-K DATED JANUARY 25, 2007

1.	We refer to the “Reconciliation of Earnings.” In future earnings releases please revise the table to separately identify each adjustment included in the caption “other items.”

In response to the Staff’s comment, the Company advises the Staff that in future earnings releases, the Company will revise the table to include additional rows that separately identify each adjustment included in the caption “other items.”

Set forth below is an example of the table format that the Company proposes to use for each period presented in future earnings releases. The Company has based this example on the adjustments to its results of operations for the fourth quarter of 2006 that were included in the 8-K.

Reconciliation of Earnings

Quarter Ended December 31, 2006

(in millions except per share amounts, unaudited)

	Cost of goods sold	Marketing, selling & administration expense	Research & development expense	Other (income) expense, net	Income tax provision (benefit)	Net income (loss)	Diluted earnings per share
GAAP basis	$203.0	$159.0	$38.8	$88.0	$6.4	$22.0	$0.21
Items Impacting Comparability of Results Between Periods:
SFAS 123R*	($1.2)	($7.4)	($0.2)		$3.2	$5.6
Investment gains				1.3	(0.5)	(0.8)
Settlement of tax matter by joint venture in Japan				(1.2)		1.2
Settlement of legal matter				(49.0)	18.5	30.5
Asset impairment	(0.5)	(0.2)		(45.7)	4.9	41.5
Purchased research and development			(7.2)		0.4	6.8
Reduction in tax provision					7.6	(7.6)

Total	($1.7)	($7.6)	($7.4)	($94.6)	$34.1	$77.2	$0.72

Adjusted basis	$201.3	$151.4	$31.4	($6.6)	$40.5	$99.2	$0.93

*	Please note that, as noted in the Company’s response to the Staff’s comment #3. below, the Company does not expect to exclude any adjustments relating to SFAS 123R expenses in future periods.

2.	As a related matter, each of the individual captions is a separate non-GAAP measure under S-K Item 10(e). Accordingly, please expand future earnings releases to separately address how each measure provides useful information to investors. Also describe any other material purposes for which management uses each of the measures, if any.

In response to the Staff’s comments, the Company advises the Staff that in future earnings releases, it will separately address how each non-GAAP measure provides useful information to investors. In addition, the Company will describe other material purposes for which management uses each of the measures, if any.

For example, if the earnings release for the first quarter of 2007 contained non-GAAP measures similar to those found in the 8-K’s earnings release (other than with respect to SFAS 123R, which the Company does not expect to exclude in future earnings releases), the Company would propose to include the following disclosure:

This earnings release contains financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are reconciled to their most directly comparable GAAP measures in the attached tables.

This earnings release includes net sales excluding the impact of foreign exchange. The company analyzes net sales on a constant currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on net sales, the company believes that evaluating growth in net sales on a constant currency basis provides an additional and meaningful assessment of net sales to both management and the company’s investors.

In addition, this earnings release includes the following non-GAAP measures: (1) cost of goods sold and marketing, selling & administrative expense, each excluding a charge relating to the discontinued sale of the company’s Tegress urinary incontinence bulking agent; (2) research & development expense excluding payments for purchased research and development; (3) other (income) expense, net excluding investment gains, a charge related to the pending settlement of a tax matter by the company’s joint venture operating in Japan, a charge for the previously disclosed settlement of a legal matter and a charge relating to the discontinued sale of the company’s Tegress urinary incontinence bulking agent; (4) income tax provision excluding a reduction related to the expiration of the statute of limitations in the United States for the 2002 tax year and the tax effects of each of the items set forth in (1) through (3) above; (5) net income excluding the items set forth in (1) through (4) above; and (6) diluted earnings per share (EPS) excluding the items set forth in item (5) above.

The company excluded the items described above because they may cause certain statement of income categories not to be indicative of ongoing operating results, and therefore affect the comparability of results between periods. The company therefore believes that these non-GAAP measures provide an additional and meaningful assessment of the company’s ongoing operating performance. Because the company has historically reported these non-GAAP results to the investment community, management also believes that the inclusion of these non-GAAP measures provides consistency in its financial reporting and facilitates investors’ understanding of the company’s historic operating trends by providing an additional basis for comparisons to prior periods. Management uses these non-GAAP measures (1) to establish financial and operational goals, (2) to monitor the company’s actual performance in relation to its business plan and operating budgets, (3) to evaluate the company’s core operating performance and understand key trends within the business, and (4) as part of several components it considers in determining incentive compensation.

Management recognizes that the use of these non-GAAP measures has limitations, including the fact that they may not be comparable with similar non-GAAP financial measures used by other companies and that management must exercise judgment in determining which types of charges or other items should be excluded from the non-GAAP financial information. Management compensates for these limitations by providing full disclosure of each non-GAAP financial measure and a reconciliation to the most directly comparable GAAP financial measure. All non-GAAP financial measures are intended to supplement the applicable GAAP disclosures and should not be considered in isolation from, or as a replacement for, financial information prepared in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most comparable GAAP measures, please see the attached tables.

3.	We see that your non-GAAP measures exclude charges under SFAS 123(R). Please expand future earnings releases to provide the disclosures in Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Measures for each separate non-GAAP measure. In that regard, future earnings releases should address:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use such a measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons which management believes the non-GAAP financial measure provides useful information to investors.

Refer SAB Topic 14, specifically Question 2 under the heading “G. Non-GAAP Financial Measures.” Similar disclosure considerations apply to any other adjustments that would be considered recurring under S-K Item 10(e).

The Company acknowledges the Staff’s comment and advises the Staff that the Company adopted the fair value based method of accounting for stock-based employee compensation in accordance with SFAS No. 123R, Share-Based Payment (SFAS 123R). The provisions of SFAS 123R permit two alternative transition methods, of which the Company elected the modified prospective method. Accordingly, the Company has expensed all stock-based employee compensation beginning January 1, 2006. Prior period amounts, however, were not restated. Therefore, the Company believed that excluding stock-based charges calculated in accordance with SFAS 123R provided investors with meaningful information and allowed investors to more easily make period-over-period comparisons. Beginning with the first quarter of 2007, stock-based charges calculated in accordance with SFAS 123R will be reflected in both the current period and the corresponding prior year period. As a result, the Company advises the Staff that in future earnings releases, the Company does not expect to include any adjustments that would exclude the impact of SFAS 123R from its results of operations.

* * * * * * * *

The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or if you wish to discuss the above responses.

Very truly yours,

/s/ Todd Schermerhorn
Todd Schermerhorn
Senior Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
Brian Cascio
Martin James
C. R. Bard, Inc.
Stephen Long, Esq.

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